U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

J.P. Morgan Partners (23A SBIC), LLC
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York            10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


dj Orthopedics, Inc. ("DJO")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


November 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           11/20/01       S               1           D      $10.00                   I        (1)
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Common Stock                           11/20/01       C               9,308,656   A      N/A                      I        (2)
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Common Stock                           11/20/01       S               1,141,144   D      $15.81    8,167,512      I        (2)
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Common Stock                           11/20/01       C                 244,059   A      N/A         214,140      D        (3)
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Common Stock                           11/20/01       S                  29,919   D      $15.81      214,140      D        (3)
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                                                                                                   8,381,652
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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                 2.                                                                                      Deriv-    of
                 Conver-                      5.                              7.                         ative     Deriv-   11.
                 sion                         Number of                       Title and Amount           Secur-    ative    Nature
                 or                           Derivative    6.                of Underlying      8.      ities     Secur-   of
                 Exer-               4.       Securities    Date              Securities         Price   Bene-     ity:     In-
                 cise       3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of      ficially  Direct   direct
                 Price      Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-  Owned     (D) or   Bene-
1.               of         action   Code     of(D)         (Month/Day/Year)           Amount    ative   at End    In-      ficial
Title of         Deriv-     Date     (Instr.  (Instr. 3,    ----------------           or        Secur-  of        direct   Owner-
Derivative       ative      (Month/  8)       4 and 5)      Date     Expira-           Number    ity     Month     (I)      ship
Security         Secur-     Day/     ------   ------------  Exer-    tion              of        (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)       ity        Year)    Code V    (A)  (D)     cisable  Date      Title   Shares     5)      4)        4)       4)
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
                                                                                Common
Common Units      N/A       11/20/01 C              860,956  N/A      N/A       Stock    9,308,656  N/A    -0-        I       (2)
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Redeemable
Preferred                                                                       Common
Units             N/A       11/20/01 C               22,573  N/A      N/A       Stock      244,059  N/A    -0-        I       (3)
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

Explanation of Responses:

(1) Represented the sole share of the Issuer, held of record by J.P. Morgan
DJ Partners, LLC. The share was repurchased by the Issuer upon consummation of the merger referred to in Note 3 below. JPM Fairfield Partners, LLC, a private venture capital firm controlled by Charles T. Orsatti, is the managing member of J.P. Morgan DJ Partners, LLC.

(2) Relates to 860,956  common  units of DonJoy,  L.L.C.  held of record by
J.P. Morgan DJ Partners, LLC. Each common unit of DonJoy, L.L.C. represented the right to receive 10.812 shares of the Issuer's common stock upon the consummation of the merger (the "Merger") among the Issuer, DJ Acquisition Corporation and DonJoy, L.L.C. in which DonJoy, L.L.C. became a wholly-owned subsidiary of the Issuer. The Merger was consummated on November 20, 2001, at which time the common units were automatically converted into the right to receive 9,308,656 shares of common stock of the Issuer. Following the Merger and the conversion of the common units into the common stock of the Issuer, J.P. Morgan DJ Partners sold 1,411,144 shares of common stock in the initial public offering of the Issuer. J.P. Morgan Partners (23A SBIC), LLC owns 89.6% of the economic interests in JPMDJ Partners.

(3) Relates to 22,573 redeemable preferred units of DonJoy, L.L.C. held of record by J.P. Morgan Partners (23A SBIC), LLC. Each redeemable preferred unit represented the right to receive 10.812 shares of common stock of DonJoy, L.L.C, plus a specified amount in cash upon consummation of the Merger. The Merger was consummated on November 20, 2001 at which time the preferred units were automatically converted into the right to receive 244,059 shares of common stock of the Issuer. Following the Merger and the conversion of the units into the common stock of the Issuer, 23A SBIC sold 29,919 shares of common stock in the initial public offering of the Issuer.


J.P. Morgan Partners (23A SBIC), LLC

By:  J.P. Morgan Partners (23A SBIC Manager), Inc.

   /s/  Jeffrey C. Walker                                    12/10/01
By: ---------------------------------------------      -----------------------
     Jeffrey C. Walker                                        Date
     President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



NAME AND ADDRESS OF                  DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                    REPORTER (Note 1)           FOR               OR TRADING SYMBOL
                                                                MONTH/YEAR
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
J.P. Morgan Partners                   Self                       November 2001      dj Orthopedics, Inc. ("DJO")
(23A SBIC), LLC
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J.P. Morgan Partners                   J.P. Morgan Partners       November 2001      dj Orthopedics, Inc. ("DJO")
(23A SBIC Manager), Inc.               (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY  10020
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JPMorgan Chase Bank                    J.P. Morgan Partners       November 2001      dj Orthopedics, Inc. ("DJO")
270 Park Avenue                        (23A SBIC), LLC
35th Floor
New York, NY 10017
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J.P. Morgan Chase & Co.                J.P. Morgan Partners         November 2001      dj Orthopedics, Inc. ("DJO")
270 Park Avenue                        (23A SBIC), LLC
35th Floor
New York, NY 10017
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J.P Morgan DJ Partners                 J.P. Morgan Partners        November 2001       dj Orthopedics, Inc. ("DJO")
c/o J.P. Morgan Partners, LLC          (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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
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                                                            TITLE OF DERIVATIVE
                                                            SECURITIES AND
                                                            TITLE AND AMOUNT OF
                                                            SECURITIES
 NAME AND ADDRESS OF               TITLE AND AMOUNTS        UNDERLYING           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                  OF SECURITY              DERIVATIVE            DIRECT (D) OR    BENEFICIAL OWNERSHIP    PECUNIARY
                                   (Note 1)                 SECURITIES            INDIRECT (I)                             INTEREST
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
J.P. Morgan Partners                  Common Stock            See Table I           I               See Explanatory        No
(23A SBIC), LLC                                                 above                               Note 2 and 3 above
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J.P. Morgan Partners                  Common Stock            See Table I           I               See Explanatory        No
23A SBIC Manager), Inc.                                         above                               Note 2 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10017
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J.P. Morgan Chase & Co.               Common Stock            See Table I           I               See Explanatory        No
270 Park Avenue                                                 above                               Note 3 below
35th Floor
New York, NY 10017
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JPMorgan Chase Bank                   Common Stock            See Table I           I               See Explanatory        No
270 Park Avenue                                                 above                              Note 4 below
35th Floor
New York, NY 10017
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J.P. Morgan DJ Partners               Common Stock            See Table I           D               See Explanatory        No
c/o J.P. Morgan Partners, LLC                                   above                               Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY  10020
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


Explanatory Notes:

(1) The Designated Reporter, J.P. Morgan Partners (23A SBIC), LLC ("23A SBIC") is executing this report on behalf of all Reporting Persons listed in the attached Schedule, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amounts shown in Table I and Table II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be attributable to the Reporting Person because the Reporting Person is the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

(3) The amounts shown in Table I and Table II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of J.P. Morgan Partners (23A SBIC Manager), Inc. ("SBIC Manager"), the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

(4) The amounts shown in Table I and Table II represent the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMorgan Chase Bank, which is the sole stockholder of SBIC Manager. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

(5) The amounts shown in Table I and Table II represent the direct beneficial ownership of the Issuer's securities by the Reporting Person, other than with respect to 22,573 preferred units of DonJoy, L.L.C., which upon consummation of the Merger common shares of the Issuer, which are held directly by the Designated Reporter, beneficial ownership of which is not attributable to the Reporting Person.




  Designated Filer:                  J.P. Morgan Partners (23A SBIC), LLC
  Issuer and Ticker Symbol:          dj Orthopedics, Inc. ("DJO")
  Date of Event Requiring Statement: November 20, 2001

  Additional Reporting Persons:


  J.P. Morgan Partners (23A SBIC Manager), Inc.
  c/o J.P. Morgan Partners, LLC
  1221 Avenue of the Americas, 40th Floor
  New York, NY 10020

  /s/  Jeffrey C. Walker
  ___________________________________________________________
       Jeffrey C. Walker


  JPMorgan Chase Bank
  270 Park Avenue
  35th Floor
  New York, NY 10017

  /s/ Susan S. Spagnola
  ___________________________________________________________
      Susan S. Spagnola


  J.P. Morgan Chase & Co.
  270 Park Avenue
  35th Floor
  New York, NY 10017

 /s/ Susan S. Spagnola
  ___________________________________________________________
     Susan S. Spagnola

  J.P. Morgan DJ Partners, LLC
  1221 Avenue of the Americas
  New York, NY 10020

  By: J. P. Morgan Fairfield Partners, LLC,
  its Managing Member

 By:  /s/ James M. Lurie
 ___________________________________________________________
      James M. Lurie
      Attorney-in-Fact for the Reporting Person